Exhibit 99.10

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Vizsla Silver Corp. for the fiscal year ended April 30, 2026, and any amendments thereto (the "40-F"), to be filed with the United States Securities and Exchange Commission (the "SEC"), and the Annual Information Form (the "AIF") and Management's Discussion and Analysis (the "MD&A") for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form F-10 (Registration No. 333-286322), and any amendments thereto, (the "F-10") of Vizsla Silver Corp. filed with the SEC (the "Registration Statement").

Ausenco Engineering Canada ULC (together with Ausenco Sustainability ULC, Ausenco Services Pty Ltd. and its subsidiaries, "Ausenco") hereby consent to the use of Ausenco's name and references to, excerpts from, and summaries of the following report:

Technical Report entitled, "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" prepared for Vizsla Silver Corp., dated effective November 4, 2025.

in the 40-F, the AIF, the MD&A, and the Registration Statement.

/s/ "L.D. Page"
Signature of Authorized Person for
Ausenco Engineering Canada ULC

Luke Page
Print name of Authorized Person for
Ausenco Engineering Canada ULC